E.S. WHANG
                     #581, PUKBYON-TI, KIMPO-EUP, KIMPO-GUN
                                KYONGG,-DO. KOREA

October 24, 1999

Mr. Gerald M. Conder
466 South 500 East
Salt Lake City, Utah 84102

Dear Mr. Conder:

In reply to your letter dated October 22, 1999, the types of services which I will perform include the following:

     *   Technical Support in design development and product technology,

     *   Preface design modeling and analysis for various product lines.

     *   Establish  manufacturing,   standards,   specifications,   and  process
         parameters for product lines.

     * Assist in selection and qualification of venders, quality control procedures and inspection criteria.

Also, E.S. Whang is a sole proprietorship.

Sincerely,


/s/ E.S. Whang
- --------------
E.S. Whang
Sole Proprietor

                                GERALD M. CONDER
                                 Attorney At Law
                               466 South 500 East
                           Salt Lake City, Utah 84102
                                 (801) 359-8622
                               Fax (801) 359-8995

October 22, 1999


E.S. Whang
#581, Pukbyon-Ti
Kimpo-Eup, Kimpo-Gun
Kyonggi-Do
Korea

Re:


Issuance of compensatory shares of common stock of Colormax Technologies, Inc., a Deleware corporation (The "Company"), to E.S. Whang, consultant, to be registered on Form S-8.

Dear Mr. Whang:

              I have been requested to represent the Company in connection with issuance of common stock of Colormax Technologies, Inc. and have been engaged to prepare a Registration Statement on Form S-8 with the Securities and Exchange Commission for Registration of the two hundred and fifty thousand shares to be issued to you under a marketing consulting agreement with the Company.

              I have prepared a brief Summary of certain recent amendments of the Securities and Exchange Commission to this Form, and have enclosed a copy thereof for your review.

              Please review this Summary and advise me in writing of the types of services you are to render, and please facsimile me a copy of this Summary, with your typed comments (I cannot scan hand written notations for an EDGAR filing), indicating, if applicable, that these prohibitions do not relate to you or the services you are to render. If you provide separate hand written comments, I will be happy to have them typed on this Summary.

              Thank you in advance for your attention to this matter.


Very truly yours,

/s/ Gerald M. Conder
- -------------------

Gerald M. Conder


7. This agreement may be signed in counterparts via facsimile for expedition of this Agreement only and each such counterpart shall be deemed a part of this Agreement and to be an original.

8.   Endorsements:

     For The Corporation:
     ColorMax Technologies, Inc.


     /s/ J. Kim Director                      October 1, 1999
     -------------------                      ---------------
     J. Kim, Director                              Date

     For the Consultant:
     E.S. Whang



     /s/ E.S. Whang                           October 1, 1999
     ---------------                          --------------

     E.S. Whang, Sole Proprietor                   Date

                          PRODUCTION SERVICES AGREEMENT
                          -----------------------------

This Agreement is made and entered into as of October 1, 1999, by and between ColorMax Technologies, Inc., a corporation with its principal offices at 14251 Chambers Road, Tustin, CA 92780, (The "Corporation") and E.S. Whang, a Korea based sole proprietor with its principal offices at #581, Pukbyon-Ti, Kimpo-Eup, Kimpo-Gun, Kyonggi- Do, Korea, (The "Consultant").

     Now,  therefore,  in  consideration  of the  foregoing  and  of the  mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree to as follows:

1. Provision of Services: The Consultant shall, to the extent reasonably required in the conduct of the business of the Corporation, place at the disposal of the Corporation, Consultant's judgment and experience and, to such extent and at the prior written request of the Corporation, provide production services to the Corporation, including without limitation the following:

     A. The Consultant shall provide through his experience, agents, and contacts the Corporation with technical support in design development and product technology. The Consultant shall prepare design modeling and analysis for the Corporation's various product lines.

     B.  Consultant  shall  work  to  establish   manufacturing   standards  and
         specifications and process parameters that contribute to the product technology. The Consultant shall prepare design modeling and analysis for the Corporation's various product lines.

     C. The Consultant will support selection and qualification of vendors, quality control procedures and inspection criteria.

     D. The Consultant shall use his best efforts in the furnishing of advice and make available qualified professionals for the performance of his obligations under this agreement. To the extent reasonably practical, Consultant shall use his own personnel rather than outside professionals.

2. Compensation: The Consultant shall accept free trading Corporation stock for the consulting services to be provided under this Agreement. This consideration may be met by the delivery of free trading Corporation stock of Two Hundred and Fifty Thousand (250,000) unrestricted common stock, at the discretion of the Corporation to this Agreement.

3. Term: This Agreement shall be in effect for 360 days, or until the completion of all tasks set forth herein by the Consultant from date of contract execution. The Corporation may at any time, and at its sole discretion, terminate this Agreement with a fifteen day written notice to Consultant.

4. Non-Disclosure and Non-Compete: The Consultant agrees to not use any confidential data disclosed by the Corporation except for his own use or for any purpose approved by the Corporation in writing. All employees and staff who shall engage in the Corporation's businesses shall observe such restriction. During the term of this Agreement, consultant shall not market, sell, lease, promote or distribute any products which uses similar technologies or functions, and compete with the Corporation's products.

5. Indemnification: the Consultant shall indemnify, save harmless and defend Consultant and its officers, employees and agents from and against any loss, damage, liability, judgment, cost or expense whatsoever, including counsel fees, suffered or incurred by it or him by reason of, or on account of, his activities as a Consultant to the Corporation hereunder, except for any loss, damage, liability, judgment, cost or expense resulting from willful malfeasance, bad faith or gross negligence in the performance of the Consultant's duties hereunder.

6. General: This Agreement sets forth the entire agreement and understanding between the parties with respect to its subject matter and supersedes all prior discussions, agreements and understandings of every and any nature between them with respect thereto. This agreement shall be governed by and construed in accordance with the laws of the state of California.